Exhibit 15

To:	SELINA HOSPITALITY PLC

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

25 January 2024

Dear Sirs

SELINA HOSPITALITY PLC (THE “COMPANY”) – PROPOSED FUNDRAISING AND RESTRUCTURING OF LIABILITIES

We, the undersigned, being a shareholder of the Company as at the date hereof, understand that the Company proposes to undertake a series of fundraising and liability restructuring transactions pursuant to which the Company intends to raise up to US$68,000,000 in the form of new equity funding from certain existing and new investors in the Company (the “New Fundraising”) and restructure certain liabilities, including, without limitation, the indebtedness under the $147.5 million principal amount of 6.00% Convertible Senior Notes due 2026 issue by the Company on 27 October 2022 (the “2026 Notes”) and the indebtedness under the $15.6 million of secured convertible notes issued to Osprey Investments Limited (“Osprey”) by Selina Management Company UK Ltd on 26 June 2023 and 31 July 2023, respectively (the “Osprey Notes”), as part of the fundraising arrangements agreed with Osprey and announced by the Company via a Report on Form 6-K issued on 27 June 2023 (the “Osprey Arrangements”), as well as the warrants to subscribe for further shares issued to Osprey in connection with the Osprey Notes (collectively, as announced by the Company via a Report on Form 6-K issued on 4 December 2023, the “Transactions”), and that portions of the Transactions will be conditional, inter alia, on the passing of resolutions of the shareholders of the Company to grant the directors of the Company sufficient authority to allot, and disapply any rights of pre-emption in respect of the allotment of, new ordinary shares in the Company, having a nominal value of $0.005064 each (rounded to six decimal places; the “Ordinary Shares”), to allow the Company to complete the Transactions and, for the avoidance of doubt, issue Ordinary Shares in the future as required pursuant to the terms and conditions of the Transactions as set out in binding agreements entered into or to be entered into in connection with the Transactions (collectively, the “Resolutions”).

Without limiting the generality of the foregoing, the authorizations to be requested under the Resolutions shall be based upon the following indicative Transactions:

(i)	The issuance of up to 40,000,000 Ordinary Shares on a non-preemptive basis in connection with an equity investment of $8.0 million into the Company to be made by Osprey or its affiliate;

(ii)

The issuance of up to 100,000,000 Ordinary Shares on a non-preemptive basis in connection with the future conversion of up to $10.0 million principal amount of indebtedness and accrued interest due under new notes to be issued to Osprey or its affiliate in exchange for the 2026 Notes held by or to be assumed by Osprey or its affiliate;

(iii)

The issuance of up to 116,000,000 Ordinary Shares on a non-preemptive basis in connection with the future conversion of up to $11.6 million principal amount of indebtedness and accrued interest due under the Osprey Notes at a reduced conversion price of $0.10 per Ordinary Share or greater;

(iv)

The issuance of up to 51,000,000 Ordinary Shares on a non-preemptive basis to certain existing investors in connection with previous investments made by them since 1 January 2023 and/or the exchange of existing warrants held by such investors for new warrants having a reduced exercise price;

(v)

The issuance of up to 381,000,000 Ordinary Shares on a non-preemptive basis, whether pursuant to the future exercise of penny warrants issued or to be issued to Osprey or its affiliate or other subscription arrangements, in connection with investments to be made by Osprey as part of the Transactions;

(vi)

The issuance of up to 235,000,000 Ordinary Shares on a non-preemptive basis, whether pursuant to the future exercise of penny warrants issued or to be issued to holders of 2026 Notes or other subscription arrangements, in connection with the restructuring of such 2026 Notes, including the issuance of new notes in exchange for such 2026 Notes, which new notes, among other things, will be issued in a principal amount equal to 60% of the principal amount (plus all interest accrued which remains unpaid through the date of the Transactions) of the 2026 Notes, have an extended maturity date of 1 November 2029 and provide for interest to continue to accrue until such maturity date and to be paid in kind at maturity;

(vii)

The issuance of up to 272,000,000 Ordinary Shares on a non-preemptive basis to investors for the investment of up to $20.0 million in new equity investment at the same effective pricing as Osprey or on such other terms and conditions as the parties may agree;

(viii)

The issuance of up to 200,000,000 Ordinary Shares on a non-preemptive basis in connection with an optional investment of up to $20.0 million to be made by Osprey or its affiliate and/or holders of 2026 Notes; and

You have advised us that the Company intends to propose the Resolutions at general meeting of shareholders of the Company to be convened and held in the first quarter of 2024 (the “General Meeting”), notice of which the Company proposes to despatch to shareholders by not later than 31 March 2024 (the “Notice of Meeting”). This deed sets out the terms and conditions pursuant to which we undertake to support the Transactions by voting in favour of the Resolutions.

We represent and warrant to the Company that: (i) we are the registered holder and/or beneficial owner of the number of Ordinary Shares set out in the schedule to this letter (the “Shares”); (ii) we will not sell, transfer or otherwise dispose of, or permit or procure the sale, transfer or disposal of the Shares or any interest in the Shares or any other shares in the Company issued or unconditionally allotted to, or otherwise acquired by us, or any shares in the capital of the Company of which we become the beneficial owner, until and including the conclusion of the General Meeting; and (iii) we have full power and authority to enter into this undertaking and to perform the obligations under it.

We hereby irrevocably undertake to the Company that we shall (so long as the Transactions authorized by the Resolutions are on the terms set forth herein):

1.

in person or by proxy, cast all votes (whether on a show of hands or on a poll) in relation to the Shares in favour of the Resolutions in respect of which we are eligible to vote by virtue of our registered holdings or beneficial ownership of the shares and which are proposed at the General Meeting (or any adjournment thereof) and/or any other shareholder meeting or class meeting (or any adjournment thereof) of the Company’s shareholders convened in connection with the Transactions (provided that such meeting takes place in the first calendar quarter of 2024);

2.

(to the extent that we are not able to attend the General Meeting in person or by proxy), to return the forms of proxy (completed and voting in favour of the Resolutions in respect of which we are eligible to vote) in accordance with the instructions printed on those forms of proxy, as soon as reasonably practicable after receipt of the Notice of Meeting;

3.

in the case where the Shares (in whole or in part) are registered in the name of a nominee, direct the nominee to act as if the nominee were bound by the terms of this deed and we shall use our commercially reasonable efforts to do all acts and things necessary to carry out the terms hereof into effect as if we had been the registered holder of the Shares registered in the name of such nominee; and

4.	not exercise or permit the exercise of the voting rights attaching to the Shares in any manner which would frustrate the implementation of the Transactions and/or the passing of the Resolutions.

We consent to the particulars of this undertaking and our holdings of, and dealings in, relevant securities of the Company being publicly disclosed in any announcement made by or on behalf of the Company in connection with the Transactions, in any regulatory filing or otherwise in accordance with any legal or regulatory requirement applicable to the Company.

As security for our obligations under this undertaking, we unconditionally appoint any director of the Company as our attorney if we fail to vote the Shares in favour of the Resolutions as set out in this deed, in our name and on our behalf to do all things and to execute all deeds and other documents as may be necessary or desirable to give effect to our obligations under this deed and we undertake to ratify such acts and things and indemnify our attorney in full in respect of any such act or thing. Such appointment shall be irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 until the Transactions close, lapse or are terminated.

We agree that, if we fail to vote the Shares in favour of the Resolutions in accordance with this undertaking and/or breach any of the other obligations hereunder, damages would not be an adequate remedy and, accordingly, the Company shall be entitled to seek the remedy of specific performance.

In the event that the General Meeting is not convened on or before 30 April 2024, this undertaking shall automatically lapse and be of no further force or effect and no party shall have any claim against any other save in respect of any prior breach of this undertaking. In addition, all of our obligations under this undertaking also shall lapse if the Transactions lapse or are terminated, and in such event no party shall have any claim against any other save in respect of any prior breach of this undertaking.

Time is of the essence in this deed as regards any time, date or period specified in this deed.

This undertaking and any dispute or claim arising out of, or in connection with, it, its subject matter or formation (including non-contractual disputes or claims) shall be governed by, and construed in accordance with, the laws of England and Wales.

[Signature appears on the following page]

Executed and delivered as a deed on the date of this letter:

Yours faithfully

Osprey International Limited

SIGNATURE OF SHAREHOLDER:	/s/ Giorgios Georgiou

Signature of witness:	/s/ Tania Bitchakdjian

Name of witness:	Tania Bitchakdjian

Address of witness:	10 Pentikou, Office 302, 2370 Ayios Dometios, Nicosia, Cyprus

Occupation of witness:	Secretary

Schedule

Name of the Registered Holder of the Shares	Number of Shares held
Osprey International Limited	155,351,853